Leading a new era of innovation in immunology 1 Q 2 0 2 6 F I N A N C I A L R E S U L T S C A L L M A Y 7 , 2 0 2 6

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “bring,” “build,” “commit,” “continue,” “expand,” “expect,” “grow,” “is,” “potential,” and “will,” and include statements argenx makes regarding its commitment to its transformation mission, Vision 2030, with 5 new molecules in Phase 3, 10 labeled indications, and 50,000 patients on treatment; its transformative potential across pipeline programs, including Complement Factor C2, C2-Specific Antibody, and Empasiprubart, with Empasiprubart’s MMN registrational readout expected in 4Q 2026 and CIDP registrational readout expected in the second half of 2027; its commitment to building its presence in rheumatology by redefining biology, treatment, and patient outcomes in Autoimmune Myositis and the potential to reduce steroid burden and reliance on other conventional treatments; its transformative potential across pipeline programs (Efgartigimod, Empasiprubart, Adimanebart, ARGX-213 and ARGX-121); and its ability to sustain and grow MG and CIDP markets and leadership. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business, including tariffs, export controls, sanctions and other regulations on its business; disruptions caused on our reliance of third parties suppliers, service provides and manufacturing; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

VISION 2030 5 New Molecules in Phase 310 Labeled Indications50K Patients on Treatment Commitment To Our Transformation Mission Continuous Pipeline of InnovationLeadership in FcRnDisciplined Scaling 3

Empasiprubart: Our Second Potential Medicine MMN Registrational Readout 4Q 2026 Foundational Immune Target Complement Factor C2 First-in-Class Potential Best-in-Class C2-Specific Antibody Pipeline in a Product Opportunity Empasiprubart NHance Explored in Combination CIDP Registrational Readout 2H 2027 Mannose sugarIgG IgM C5 C4 C2 C3 CP LP Intersection of Classical and Lectin Pathways 4

Building our Presence in Rheumatology 40K 20K 10K U.S. Prevalence DM IMNM PM 70K TOTAL Redefining Biology Redefining Patient Outcomes MSAs1 linked to disease severity in IMNM; skin rash and treatment response in DM 1.MSA: myositis specific antibodies (anti-SRP and –HMGCR in IMNM, anti-Mi2 and –MDA5 in DM) Phase 2: Significant improvement in muscle strength (TIS) No targeted therapies currently approved Potential to reduce steroid burden and reliance on other conventional treatments Autoimmune Myositis Redefining Treatment 5 Melissa Living with Myositis

Transformative Potential Across Pipeline Programs Efgartigimod Empasiprubart Adimanebart Potent C2 sweeping antibody MuSK agonist antibody First-in-class Fc Fragment ARGX-213 ARGX-121 IgA Sweeping Antibody FcRn: Sustained IgG reduction 15+ Indications 3+ Indications 3+ Potential indications 3+ Indications 15+ Potential indications 6

Product Net Sales of $1.3 Billion in Q1 $’m Q1 2026 growth vs Q4 2025 *All growth is operational and excludes the impact of FX (in millions of $) Q1 2026 Q4 2025 Growth QoQ % Growth * US 1,107 1,087 20 2% Japan 67 63 4 6% Rest of the World 112 110 2 3% China supply 12 26 (14) (54%) Total 1,298 1,286 12 1% Total ex-China 1,286 1,260 26 2% (in millions of $) Q1 2026 Q1 2025 Growth Growth % * US 1,107 681 426 62% Japan 67 32 35 111% Rest of the World 112 57 55 99% China supply 12 20 (8) (41%) Total 1,298 790 508 63% Q1 2026 growth vs Q1 2025Product Net Sales by Quarter *Product Net sales growth % excludes the impact of FX Year-over-Year Growth of 63%* 7 Q2 22 Q3 22 Q4 22 Q1 23 Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 Q4 25 Q1 26Q1 22 75 131 173 218 269 329 374 398 478 573 737 790 949 1.127 1.286 1.298 21 China RoW Japan US

Q1 2026 Financial Summary Delivering Margin Expansion Operating profit of $394 million, +183% YoY *Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of: collaboration revenue and other operating income, as well as the combination of research and development expenses and loss from investment in a joint venture. $4.3 billion in cash and cash equivalents and $0.6 billion in current financial assets Ended Q1 with cash† of $4.9B † Alternative Performance Measure (APM). Refer to the APM Statement. (in million of $) 2026 2025 Product net sales 1,298 790 Other operating income* 15 17 Total operating income 1,313 807 Cost of sales (121) (81) Research and development expenses* (443) (311) Selling, general and administrative expenses (355) (276) Total operating expenses (919) (668) Operating profit 394 139 Financial income 44 37 Financial expense (1) (1) Exchange (losses)/gains (11) 27 Profit for the period before taxes 426 202 Income tax expense (60) (33) Profit for the period 366 169 Three months ended March 31 8

Raising the Standard of Care for Patients Jai, VYVGART Patient Securing broad and simple patient access Driving earlier-line use of VYVGART in MG and CIDP Disciplined, scalable commercial execution 9

2X increase since CIDP launch ~5,000 Prescribers in the US PRESCRIBER EXPANSION Strong Momentum Across MG and CIDP 4/5 Prescribers in the US Source: argenx market research Amongst Highest Achieved since launch EARLIER LINE USE NEW PATIENT STARTS PFS EXPANDING DEMAND Prefer to start with VYVGART as the targeted biologic in gMG As of 1Q 2026 Financial Results Mary Beth, MG Patient 68% of PFS patients new to VYVGART since launch 10

Sustaining MG Leadership U.S. Addressable MG Patients 17K +25K +7K +11K 60K Seronegative Ocular Growth in Biologics Share of Market Addressable Market at Launch Total Addressable Market in 2030 I can carry a bag of potting soil from my car to the patio. I could (and wanted to!) work in my flower beds for longer than I’d been able to prior to treatment with VYVGART.” Pam gMG Patient PFS Driving Expansion PDUFA May 10, 2026 Submission on Track “ 11

Raising the Bar in CIDP 87.5% Clinical responses observed among treatment-naïve patients in ADHERE post hoc analysis 96 wks Mean grip strength continued to improve up to 96 weeks in open-label extension Early-line use Sustained functional benefit AAN Presentation: ADHERE Study post-hoc analysis from open label Stage A Lewis et. al: Impact of Efgartigimod PH20 SC on Grip Strength in CIDP: Post Hoc Analysis of ADHERE/ADHERE+ Scott, CIDP Patient 12

Innovation Has No Value Unless It Provides Meaningful Benefit to Patients 13

Alternative Performance Measure Statement In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, cash, cash equivalents and current financial assets. This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most directly comparable IFRS financial information as set out below. Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve that may be used to meet its financial obligations. Such non-IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS. A reconciliation of the IFRS financial information to non-IFRS financial information is included below: Cash, cash equivalents and current financial assets totaled $4.9 billion as of March 31, 2026, compared to $4.4 billion as of December 31, 2025. The balance as of the period ended March 31, 2026 consisted of $4.3 billion in cash, cash equivalents and $0.6 billion in current financial assets and the balance as of the period ended December 31, 2025 consisted of $3.5 billion in cash and cash equivalents and $0.9 billion in current financial assets. 14